COMMENTS RECEIVED ON 08/01/2024

FROM KIM McMANUS

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Freedom Index Income Fund, Fidelity Freedom Index 2010 Fund,

Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund,

Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund,

Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund,

Fidelity Freedom Index 2045 Fund, Fidelity Freedom Index 2050 Fund,

Fidelity Freedom Index 2055 Fund, Fidelity Freedom Index 2060 Fund,

Fidelity Freedom Index 2065 Fund, Fidelity Freedom Index 2070 Fund

POST-EFFECTIVE AMENDMENT NO. 163

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund. In addition to the fees and expenses described below, your broker may also require you to pay other fees, such as brokerage commissions on purchases and sales of certain classes of shares of the fund and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

C:

The Staff requests we conform the bold sentence to the exact language of the form.

R:

We will revise the disclosure to read:

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”